TSX-CZN	Press Release
Vancouver – March 23, 2004

• Appointment of New Directors

• Warrants Exercised - $1.1 Million Raised

Canadian Zinc Corporation [Embargoed 9:00 am eastern time] is pleased to announce the appointment of two new directors to expand and strengthen its Board of Directors.

Mr. Alan Taylor, P.Geo., M.Sc., B.Sc., heretofore Vice President of Exploration has been appointed as a Director and as Chief Operating Officer of Canadian Zinc with responsibility for the Prairie Creek Project.

Mr. Taylor, a Professional Geoscientist, has been involved in mineral exploration for over 20 years throughout North America. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a member of the Geological Association of Canada. Alan has been directly involved with Prairie Creek since 1994 having previously served as President of San Andreas Resources Corporation (the predecessor of Canadian Zinc) (from 1996 to 2000) during which time he led the exploration efforts which saw the mineral resource at Prairie Creek expand from 2.0 million tonnes to the current 11.8 million tonnes.

Mr. Taylor was also responsible for the negotiation of the Prairie Creek Development and Cooperation Agreement with the Nahanni Butte Dene Band of the Deh Cho First Nations within whose Traditional Territory the Prairie Creek Mine is wholly located.  His extensive knowledge of the Prairie Creek Property will be invaluable to the success of the company in the upcoming multi-million dollar exploration program.

Mr. David Nickerson, P.Eng., B.Sc., has been appointed as a Director of Canadian Zinc.

Mr. Nickerson, a Professional Mining Engineer and long time resident of Yellowknife, has had a long and distinguished career both in the public service and in the mining industry. He holds an Honours B.Sc. degree in Mining Engineering, is presently completing an M.Sc. degree in Mineral Exploration and also serves as a director on other resource companies.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories and a member of the Northwest Territories Chamber of Mines.

Mr. Nickerson was formerly elected as Member of Parliament, representing the Western Arctic in Ottawa for three terms 1979-88; and as Member of the Legislative Assembly of the Northwest Territories 1975-79 where he also served as Minister of Health and Services for the Government of the Northwest Territories.  From 1988-94 he served as Chairman of the Northwest Territories Water Board, the regulatory agency established by federal statute charged with administering water rights and environmental protection of the waters of the Northwest Territories.  Mr. Nickerson’s extensive experience in the Northwest Territories and of Northern affairs will help guide the Company as the Prairie Creek mine advances towards production.

Hold Period on Shares Ends / Warrants Exercised:

On March 11, 2004, the hold period ended on 14,100,000 common shares previously issued by the Company on November 10, 2003.

The shares were issued in a private placement of 2,500,000 flow through common shares at $0.50 per share and 11,600,000 units at $0.50 per unit.  Each unit consists of one common share and one half share purchase warrant exercisable at a price of $0.60 per warrant for a period of eighteen months (see Material Change Report dated November 10, 2003).  In accordance with Canadian Securities Regulations the shares were issued subject to a restriction that they could not be sold for a period of four months.  The hold period expired on March 11, 2004 whereupon all 14,100,000 shares became free trading.

In the ten trading days ended March 19, 2004, the cumulative trading volume of the Company’s shares on the Toronto Stock Exchange was 9,261,416 with the high volume being largely attributable to the repositioning of the newly free trading shares in the market.

During the same period a total of 1,893,122 share purchase warrants were exercised yielding proceeds of $1,128,427 increasing the Company’s working capital to approximately $14.3 million.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

At December 31, 2003 Canadian Zinc had working capital of approximately $13 million and is debt free.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com